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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

RECEIVED MAR 1 2 2004 SEC MAIL PROCESSING SECTION WASH. DC 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILLIAM E. HOPKINS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. HIGHLAND AVENUE
(No. and Street)

JACKSON	TENNESSEE	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE T. ALLEN III — 731-668-3825
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITEHORN TANKERSLEY & CO.,PLLC
(Name — *if individual, state last, first, middle name*)

110 E. PLEASANT	COVINGTON	TENNESSEE	38019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, GEORGE T. ALLEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAM E. HOPKINS & ASSOCIATES, INC., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VP/CFO

Title

Notary Public

ANN HOPKINS NOTARY PUBLIC AT LARGE MADISON COUNTY, TN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM E. HOPKINS & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
YEAR ENDED DECEMBER 31, 2003

CONTENTS

WTC Whitehorn Tankersley & Co., PLLC
CERTIFIED PUBLIC ACCOUNTANTS

110 EAST PLEASANT AVENUE / P.O. BOX 369 / COVINGTON, TENNESSEE 38019 / (901) 476-8275 / (901) 476-0867 FAX

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
William E. Hopkins & Associates, Inc.

We have audited the accompanying balance sheet of William E. Hopkins & Associates, Inc. as of December 31, 2003, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William E. Hopkins & Associates, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by regulations under the CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whitehorn Tankersley & Co, PLLC

March 4, 2004

WILLIAM E. HOPKINS & ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 30,988
Receivables from brokers	70,633
Other receivables	135
Security deposit held by broker	15,000
Deferred income tax asset	7,721
	$ 124,477

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 3,699
Accrued expenses	94,016
TOTAL CURRENT LIABILITIES	97,715
STOCKHOLDER'S EQUITY	
Common stock	16,100
Paid-in capital	36,071
Retained earnings (deficit)	(25,409)
	26,762
	$ 124,477

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 770,997
Interest	1,139
Other income	918
	773,054
EXPENSES	
Employee compensation and benefits	122,563
Commissions	631,595
General office	38,355
	792,513
NET EARNINGS (LOSS) BEFORE INCOME TAXES	(19,459)
INCOME TAX BENEFIT	4,182
NET INCOME (LOSS)	$ (15,277)

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (15,277)
Adjustments to reconcile net income to net cash provided by operating activities	
Change in operating assets and liabilities	
Receivables from brokers	(7,828)
Other receivables	(9)
Accounts payable	5,206
Accrued expenses	34,017
Income taxes	(4,182)
Total adjustments	27,204
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,927
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	10,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	10,000
NET INCREASE IN CASH	21,927
CASH BALANCE	
Balance at beginning of year	9,061
Balance at end of year	$ 30,988

NOTE: There were no income taxes paid or refunded during the year ended December 31, 2003.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

The stockholder paid $1,550 on an account payable of the Company.

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK CLASS A				
	SHARES	AMOUNT	PAID - IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance at beginning of year	1,610,000	$16,100	$24,521	$(10,132)	$30,489
Contributed capital	-	-	11,550	-	11,550
Net income (loss)	-	-	-	(15,277)	(15,277)
Balance at end of year	1,610,000	$16,100	$36,071	$(25,409)	$26,762

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TRADE ACCOUNTS RECEIVABLE - Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

INCOME TAXES - Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid and to net operating loss carryovers. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

CASH FLOWS - For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. There were no cash equivalents during the year ended December 31, 2003.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DESCRIPTION OF BUSINESS

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

NOTE 3 - INCOME TAXES

The net deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
YEAR ENDED DECEMBER 31, 2003

NOTE 3 - INCOME TAXES - CONTINUED

DEFERRED TAX ASSET	
Federal	$ 4,749
State	2,972
	7,721
DEFERRED TAX LIABILITY	
Federal	-
State	-
	-
NET DEFERRED TAX ASSET	$ 7,721
NET FEDERAL TAX ASSET	$ 4,749
NET STATE TAX ASSET	$ 2,972

The components of income tax benefit (expense) are as follows:

CURRENT	
Federal	$ -
State	-
	-
DEFERRED	
Federal	2,918
State	1,264
	4,182
	$ 4,182

The income tax provision differs from the benefit (expense) that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes.

NOTE 3 - INCOME TAXES - CONTINUED

The Company has net operating loss carryovers available to offset future taxable income. To the extent not utilized, the loss carryovers expire as follows:

YEAR OF EXPIRATION	FEDERAL	STATE
2015	$ -	$ 4,660
2016	-	12,783
2021	3,375	-
2022	13,278	13,278
	$ 16,653	$ 30,721

NOTE 4 - CAPITAL STOCK

The Company is authorized to issue two million (2,000,000) shares with a par value of $.01 per share, with all voting rights to be known as Class A stock, and one million (1,000,000) shares with a par value of $.01 per share with no voting rights to be known as Class B stock. As of December 31, 2003, 1,610,000 shares of the Class A stock have been issued and remain outstanding, and no shares of the Class B stock have been issued.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - RELATED PARTY TRANSACTIONS

All of the outstanding common stock of the Company is owned by WEH Investments, LLC (WEH). The Company has entered into a management services agreement with WEH whereby WEH agreed to make direct payment to vendors and creditors of the Company for the following types of expenses: meals, entertainment, travel, office expenses, postage and shipping, telephone, and rent. As consideration for these management services, the Company is liable for a monthly fee of $5,000. The total payments for the year ended December 31, 2003 under this agreement was $20,750. The remaining $39,250 of payments required under the agreement were waived by WEH.

During the year ended December 31, 2003, the Company paid commissions to members of WEH in the amount of $84,651. In addition, approximately $15,000 of commissions payable to these individuals were included in accrued expenses as of December 31, 2003.

The Company paid officer salaries in the combined amount of $100,100 to two employees who are also members of WEH.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

NOTE 8 - CONTINGENCIES

The Company is a co-defendant in one dispute in active litigation with arbitration pending before the NASD. The Company's exposure to this claim is between $50,000 and $100,000. The claim was being vigorously defended until the opportunity to make a settlement arose. The dispute is now in settlement negotiations. These negotiations have just begun and therefore, an evaluation of the possible outcome cannot be made.

There are unpaid attorney fees for approximately $30,000 to $50,000 in connection with the above litigation. Such fees are a liability of the primary defendant, who has agreed to pay the attorney fees. The primary defendant is a member of WEH (Note 6). However, it is a possibility that the Company may be pursued for payment in the event of nonpayment by the primary defendant.

SUPPLEMENTAL SCHEDULES

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS AS OF DECEMBER 31, 2003

Schedule 1

NET CAPITAL

Current assets	$109,082
Total liabilities	(97,715)
Net capital before haircuts on securities positions	11,367
Haircuts on securities positions	(300)
Net capital	11,067
Minimum capital requirement	(5,000)
Excess net capital	$ 6,067

NOTE: The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2003 reported excess net capital of $9,122. The difference in excess net capital of $3,055 represents additional accounts payable recorded upon audit.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION TO THE STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2003

Schedule 2

CURRENT ASSETS

Total assets reflected in statement of financial condition	$ 124,477
Less noncurrent assets included in total assets	
Receivables from broker	(955)
Receivables from noncustomers	(6,719)
Deferred income tax asset	(7,721)
TOTAL CURRENT ASSETS	$ 109,082

TOTAL LIABILITIES

Total liabilities reflected in statement of financial condition	$ 97,715

Note: The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2003, reflected total assets of $120,295. The difference in total assets of $4,182 represents adjustment of the deferred income tax asset recorded upon audit.

The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2002, reflected total liabilities of $94,660. The difference in total liabilities of $3,055 represents additional accounts payable recorded upon audit.

WTC Whitehorn Tankersley & Co., PLLC

CERTIFIED PUBLIC ACCOUNTANTS

110 EAST PLEASANT AVENUE / P.O. BOX 369 / COVINGTON, TENNESSEE 38019 / (901) 476-8275 / (901) 476-0867 FAX

REPORT ON INTERNAL CONTROL REQUIRED BY CTFC REGULATION 1.16

To the Board of Directors
William E. Hopkins & Associates, Inc.

In planning and performing our audit of the financial statements of William E. Hopkins & Associates, Inc. (the Company) for the year ended December 31, 2003 (on which we issued our report dated March 4, 2004),we considered its internal control, including control activities for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Commodity Futures Trading Commission's (CTFC's) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation to them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation, including controls for safeguarding firm assets, that we consider to be a material weakness as defined above.

CONDITION

There is a lack of segregation of duties over cash transactions. The Treasurer, who is responsible for all accounting functions, also initiates cash disbursements and reconciles the bank accounts. In addition, checks require only the signature of the Treasurer.

RECOMMENDATIONS

Although it may not be practical to hire additional employees to achieve complete segregation of duties, the following compensating controls should be instituted:
(1) Dual signatures (Treasurer and President) should be required on all checks. Supporting documentation should accompany the checks for the check signers to review.
(2) The bank statements should be received directly and unopened by someone other than the Treasurer (most likely the President). This individual should review checks for unusual payees, endorsements, etc. and review any other charges for propriety. This individual should initial and date the bank statement to document such review.
(3) The monthly financial statements should be reviewed by the President and any unusual balances or transactions should be investigated. The President should initial and date the financial statements to document such review.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 under the CEAct in their regulation of introducing brokers and should not be used for any other purpose.

Whitesborn Inkerley & Co, PLLC

March 4, 2004